20013032

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stella Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 E. Goethe, #7W
(No. and Street)

Chicago (City) IL (State) 60610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Simpson (312) 493-9242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John H. Simpson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stella Partners LLC, as of March 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
VALERIE HERRERA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/12/22

Valerie Herrera
Notary Public

John H. Simpson
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stella Partners LLC

Financial Statements
with Supplemental Information
For the Period January 1, 2019 through March 31, 2020

Stella Partners LLC

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplemental Information	9
Schedule I – Computation of Net Capital Pursuant to SEC Rule 15c3-1	10
Report of Independent Registered Public Accounting Firm	11
Exemption Report	12

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Stella Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stella Partners LLC (the "Company") as of March 31, 2020, and the related statements of operations, changes in members' equity and cash flows for the fifteen months then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stella Partners LLC as of March 31, 2020, and the results of its operations and its cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information identified in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Stella Partners LLC's auditor since 2020.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 21, 2020

Stella Partners LLC

Statement of Financial Condition
March 31, 2020

Assets		
Cash	$	127,752
Prepaid expenses and other assets		2,138
Total assets	**$**	**129,890**
Liabilities and Member's Equity		
Accrued expenses	$	25,507
Member's Equity		104,383
Total liabilities and member's equity	**$**	**129,890**

Stella Partners LLC

Statement of Operations
For the Period January 1, 2019
through March 31, 2020

Revenue	
Investment banking	$ 600,000
Interest	9
Total revenue	600,009
Expenses	
Travel	106,671
Professional fees	45,196
State registration and filing fees	3,280
Other	991
Total expenses	156,138
Net Income	**$ 443,871**

Stella Partners LLC

Statement of Changes in Member's Equity
For the Period January 1, 2019
through March 31, 2020

Balance - beginning of period	$	55,512
Net income		443,871
Member's contributions		100,000
Member's distributions		(495,000)
Balance - end of period	**$**	**104,383**

Stella Partners LLC

Statement of Cash Flows
For the Period January 1, 2019
through March 31, 2020

Cash Flows from Operating Activities	
Net income	$ 443,871
Adjustments to reconcile net income to net cash provided by operating activities	
Change in prepaid expenses and other assets	221
Change in accrued expenses	8,952
Net cash provided by operating activities	453,044
Cash Flows from Financing Activities	
Member's contributions	100,000
Member's distributions	(495,000)
Net cash used by financing activities	(395,000)
Net Increase in Cash	58,044
Cash - Beginning of period	69,708
Cash - End of period	$ 127,752

See Notes to Financial Statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Stella Partners LLC (the "Company") was formed on May 17, 2018 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware. There is one member of the Company. The Company was approved as a FINRA/SEC broker-dealer firm on January 11, 2019. As a registered securities broker-dealer, the Company provides investment banking and consulting services to closely held companies throughout the United States.

Aspects of the Limited Liability Company - As a limited liability company, the member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the member's interest is in proportion to the number of equity units issued. Allocation of profit, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Income Taxes - The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The member is taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

Cash - The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue Recognition - Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Investment banking revenue includes consulting fees earned from providing merger and acquisition and other advisory services to clients or other broker-dealers. Such revenue is recognized when the performance obligations are satisfied. This normally occurs at closing of the transaction or as services are completed as specified under the contract.

New Accounting Pronouncement - In February 2016, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") related to the accounting for leases (ASU 2016-02, Leases (Topic 842)) which requires a lessee to recognize a lease liability and a Right of Use Asset (ROU) on its balance sheet for all leases, including operating leases. Additionally, the ASU makes several other targeted amendments including a) revising the definition of lease payments to include fixed payments by the lessee to cover lessor costs related to ownership of the underlying asset such as for property taxes or insurance; b) requiring seller-lessees in a sale-leaseback transaction to recognize the entire gain from the sale of the underlying asset at the time of sale rather than over the leaseback term; and c) expanding disclosures to provide quantitative and qualitative information about lease transactions. The adoption of this guidance did not have an impact to the Company's financial position.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Management Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may also effectively restrict the distribution of member's capital. As of March 31, 2020, the Company had net capital of $102,245, of which $97,245 was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1.0.

Note 3 - Major Customers

During the fifteen month period ended March 31, 2020, the Company's investment banking revenue was attributable to one client. There was no balance owed from this client as of March 31, 2020.

Note 4 - Related Party Transactions

The Company operates from the home office of the managing member of the Company under a no cost rent agreement. The managing member does not charge the Company for the home office space or utilities expenses paid by the managing member.

Note 5 - Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress as of March 31, 2020.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through May 21, 2020 the date the financial statements were issued.

Supplemental Information

Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1
March 31, 2020

Total Member's Equity	$	104,383
Deductions and/or Charges		
Non-allowable assets		2,138
Net capital before haircuts		102,245
Haircuts		-
Net capital		102,245
Net Capital Requirement		5,000
Excess net capital	**$**	**97,245**
Aggregate Indebtedness	**$**	**25,507**
Ratio of Aggregate Indebtedness to Net Capital		**0.25 to 1.0**

There were no material differences between the audited computation of net capital in this report and the Company's unaudited corresponding schedule FOCUS Part IIA of Form X-17A-5 as of March 31, 2020.

Note: The Company claimed an exemption from Rule 15c3-3 based on paragraph (k)(2)(i) of the Rule. Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information Relating to the Possession or Control Requirements under Rule 15c3-3."

See Report of Independent Registered Public Accounting Firm

EXEMPTION REPORT

May 21, 2020

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Stella Partners LLC (the "Company") is a broker-dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the period January 1, 2019 through the period ended March 31, 2020.

The Company has met the identified exemption provisions for the period January 1, 2019 through the fiscal period ended March 31, 2020 without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: John H Simpson

Name: John Simpson

Title: CEO

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Stella Partners LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Stella Partners LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Stella Partners LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (exemption provisions) and (2) Stella Partners LLC stated that Stella Partners LLC met the identified exemption provisions throughout the period from January 1, 2019 to March 31, 2020 without exception. Stella Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stella Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 21, 2020

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

Member of
Stella Partners LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Stella Partners LLC and the SIPC, solely to assist you and SIPC in evaluating Stella Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fifteen months ended March 31, 2020. Stella Partners LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the fifteen months ended March 31, 2020 with the Total Revenue amounts reported in Form SIPC-7 for the fifteen months ended March 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Stella Partners LLC's compliance with the applicable instructions of the Form SIPC-7 for the fifteen months ended March 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Stella Partners LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 21, 2020

STELLA PARTNERS LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD FROM JANUARY 1, 2019 TO MARCH 31, 2020

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 900
Less Payments Made:		
Date Paid	Amount	
	$	$
Interest on late payments(s)		
Total Assessment Balance and Interest Due		$ 900
Payment made with Form SIPC 7		$ 900

STELLA PARTNERS LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD FROM JANUARY 1, 2019 TO MARCH 31, 2020

Total Revenue	$ 600,009
SIPC NET OPERATING REVENUES	$ 600,009
GENERAL ASSESSMENT @ .0015	$ 900

See Report of Independent Registered Public Accounting Firm

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 3/31/20

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

070196
Stella Partners LLC
65 E. Goethe, #7
Chicago, IL 60610

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez (770) 263-7300

2. A. General Assessment (item 2e from page 2)	$900
B. Less payment made with SIPC-6 filed (**exclude interest**)	(0)
_______ Date Paid	
C. Less prior overpayment applied	(0)
D. Assessment balance due or (overpayment)	900
E. Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F. Total assessment balance and interest due (or overpayment carried forward)	$900

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $900

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stella Partners LLC
(Name of Corporation, Partnership or other organization)

John H. Simpson
(Authorized Signature)

Dated the 26 day of May, 20 20.

Managing member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2019
and ending 3/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$600,007
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$600,007
2e. General Assessment @ .0015	$900
	(to page 1, line 2.A.)